United States securities and exchange commission logo





                          May 5, 2023

       Dr. Mitchell Gold
       Chief Executive Officer
       ALPINE IMMUNE SCIENCES, INC.
       188 East Blaine Street, Suite 200
       Seattle, WA 98102

                                                        Re: ALPINE IMMUNE
SCIENCES, INC.
                                                            Registration
Statement on Form S-3
                                                            Filed April 28,
2023
                                                            File No. 333-271517

       Dear Dr. Mitchell Gold:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Bryan D. King, Esq.